July 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Stephen Krikorian, Accounting Branch Chief

  Juan Migone, Accounting Examiner

Re:	Juniper Networks, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed February 20, 2015

File 001-34501

Ladies and Gentlemen:

Juniper Networks, Inc. (the “Company”) respectfully advises the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter, dated July 16, 2015, containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than August 13, 2015.

Please do not hesitate to call the undersigned at (408) 936-2841 if you have any questions or require additional information. Thank you in advance for your consideration.

Very truly yours,

JUNIPER NETWORKS, INC.

By:	/s/ Robert Mobassaly
Robert Mobassaly
Associate General Counsel